Exhibit 99.2

Invitation to the Annual General Meeting of Shareholders of Sunrise Communications AG The Annual General Meeting of Sunrise Communications AG will be held on 7 May 2026 at 10:00 CEST (doors open at 09:00 CEST) at Kongresshaus Zurich, Claridenstrasse 5, Entrance G, 8002 Zurich, Switzerland.

2 | Invitation to the Annual General Meeting 2026 Dear Shareholders, It is my pleasure to invite you to the Annual General Meeting (“General Meeting”) of Sunrise Communications AG (“Sunrise”). Telecommunications services are the digital backbone of our society. Reliable, high-performance networks are essential to economic competitiveness, innovation and social participation. With accelerating digitalisation and advances in artificial intelligence, their importance continues to grow. As Switzerland’s premium challenger, Sunrise bears a clear responsibility to help shape the market and to create long-term value for its shareholders. With around 2,900 employees, Sunrise focuses on strong customer relationships, a worldclass network and disciplined capital allocation, serving a customer base with approximately 5.4 million user connections. Despite a challenging market environment, Sunrise delivered on its financial guidance for the 2025 financial year. Stable operating performance, systematic cost management and lower capital intensity supported a solid increase in cash generation. This enables the Board of Directors to propose a progressive dividend while maintaining a resilient balance sheet. The year was also marked by important strategic and commercial progress. Sunrise strengthened its premium portfolio, sharpened its multi-brand approach and expanded its offering for consumers as well as enterprise and SME customers. At the same time, the nationwide rollout of the 5G Standalone network was completed, further reinforcing Sunrise position as a provider of outstanding mobile and fixed connectivity for businesses and consumers in Switzerland. On top of that, sustainability remains an integral part of our strategy. Sunrise took further steps with an SBTi validated net zero target and a transition plan, strengthened supplier engagement and deepened employee involvement in social initiatives. Comprehensive external recognition through important ratings confirms the successful path. Looking ahead to the business year 2026, Sunrise sees itself well positioned to continue delivering value – based on our clear focus on long-term customer relationships, a modern network platform, and a strong emphasis on cash generation. On behalf of the Board of Directors, I would like to thank our shareholders for their continued trust and support. I look forward to welcoming you at the General Meeting. Best regards, Mike Fries Chairman of the Board of Directors

Invitation to the Annual General Meeting 2026 | 3 The Annual Report of Sunrise Communications AG gives a substantial overview of the business, financials, compensation, sustainability and governance in its organisation. The report can be found here:

4 | Invitation to the Annual General Meeting 2026 Agenda 1. Approval of the Consolidated Financial Statements and the Annual Financial Statements for 2025, Vote on the Non-Financial Reporting 2025 and Advisory Vote on the Compensation Report 2025 1.1 Approval of the Consolidated Financial Statements and the Annual Financial Statements for 2025 1.2 Vote on the Non-Financial Reporting 2025 1.3 Advisory Vote on the Compensation Report 2025 2. Appropriation of Financial Result and Dividend 3. Discharge of the Board of Directors and the Persons Entrusted with Management 4. Re-elections to the Board of Directors 4.1 Re-election of the Chairman 4.2 Re-election of Directors

Invitation to the Annual General Meeting 2026 | 5 5. Re-elections to the Compensation Committee 6. Re-election of the Auditors 8. Compensation of the Board of Directors and the Executive Committee 8.1 Approval of the Maximum Aggregate Amount of Compensation of the Board of Directors 8.2 Approval of the Maximum Aggregate Amount of Compensation of the Executive Committee for Financial Year 2027 7. Re-election of the Independent Voting Rights Representative

6 | Invitation to the Annual General Meeting 2026 1. Approval of the Consolidated Financial Statements and the Annual Financial Statements for 2025, Vote on the Non-Financial Reporting 2025 and Advisory Vote on the Compensation Report 2025 1.1 Approval of the Consolidated Financial Statements and the Annual Financial Statements for 2025 The Board of Directors proposes that the consolidated financial statements of the Sunrise group and the annual financial statements of Sunrise Communications AG for the financial year 2025 be approved. Explanations: In accordance with article 698 para. 2 items 3 and 4 of the Swiss Code of Obligations (CO) and the Articles of Association, the General Meeting is competent for approving the consolidated and standalone annual financial statements. In its audit reports to the General Meeting, KPMG AG, as auditors, recommend without qualification that the consolidated financial statements of the Sunrise group and annual financial statements of Sunrise Communications AG be approved. 1.2 Vote on the Non-Financial Reporting 2025 The Board of Directors proposes that the non-financial reporting 2025 of Sunrise be approved. Explanations: In accordance with article 964c para. 1 CO and the Articles of Association, the General Meeting is competent for approving the non-financial reporting. The non-financial reporting for 2025 of Sunrise is set out on pages 66 to 140 of the Annual Report 2025. 1.3 Advisory Vote on the Compensation Report 2025 The Board of Directors proposes that the compensation report 2025 of Sunrise be approved in an advisory vote. Explanations: In accordance with article 735 para. 3 item 4 CO and the Articles of Association, the Board of Directors submits the compensation report to an advisory vote of the General Meeting. The compensation report 2025, set out on pages 181 to 202 of the Annual Report 2025, outlines the compensation governance and the compensation framework for the Board of Directors and the Executive Committee, the compensation philosophy and principles for all Sunrise employees, as well as the compensation paid or granted to the members of the Board of Directors and Executive Committee.

Invitation to the Annual General Meeting 2026 | 7 2. Appropriation of Financial Result and Dividend In the financial year 2025, Sunrise has reported a profit for the year of kCHF 235,026 on a standalone basis. As of 31 December 2025, Sunrise had reserves from foreign capital contributions of kCHF 2,572,614. The Board of Directors proposes • to carry forward the available earnings of kCHF 218,533; and • to distribute a dividend out of the reserves from foreign capital contributions of CHF 3.42 per Class A Share and CHF 0.34 per Class B Share. Explanations: In accordance with article 698 para. 2 item 4 CO and the Articles of Association, the General Meeting is competent for passing resolutions on the appropriation of the financial result and the payment of dividends and other distributions. If this proposal is approved, the dividend is expected to be paid on 13 May 2026. The last trading day with entitlement to receive a dividend will be 8 May 2026. The shares will trade ex-dividend as of 11 May 2026. The dividend will not be subject to Swiss withholding tax. Further, for Swiss tax resident individuals holding the shares as private assets, the distribution will in principle not be subject to income tax. No dividend will be paid with respect to treasury shares held by Sunrise and its subsidiaries. Assuming payment of dividends on 70.8 million registered shares with a par value of CHF 0.10 each (Class A Shares) and 25.8 million registered shares with a par value of CHF 0.01 each (Class B Shares), the total dividend amount is estimated to be around CHF 251 million.

8 | Invitation to the Annual General Meeting 2026 3. Discharge of the Board of Directors and the Persons Entrusted with Management The Board of Directors proposes that the members of the Board of Directors and the persons entrusted with management be granted discharge for their activities in the financial year 2025. Explanations: In accordance with article 698 para. 2 item 7 CO and the Articles of Association, the General Meeting is competent for granting discharge to the members of the Board of Directors and the persons entrusted with management. 4. Re-elections to the Board of Directors Explanations: Pursuant to article 698 para. 2 item 2 and para. 3 item 1 CO and the Articles of Association, the General Meeting is competent for the election or re-election of the members of the Board of Directors and its Chairman. The re-elections will be carried out individually. Further information can be found in the Annual Report 2025 (pages 153 to 167). 4.1 Re-election of the Chairman The Board of Directors proposes that Mr. Michael T. Fries be re-elected as a member of the Board of Directors and as its Chairman for a term of office extending until completion of the next Annual General Meeting. 4.2 Re-election of Directors The Board of Directors proposes that each of Mr. Adam Bird, Ms. Ingrid Deltenre, Mr. Thomas D. Meyer, Ms. Catherine Mühlemann, Mr. Enrique Rodriguez and Mr. Lutz Schüler be re-elected as members of the Board of Directors for a term of office extending until completion of the next Annual General Meeting. 5. Re-elections to the Compensation Committee The Board of Directors proposes that each of Mr. Adam Bird, Ms. Ingrid Deltenre and Mr. Enrique Rodriguez be re-elected as members of the Compensation Committee for a term of office extending until completion of the next Annual General Meeting.

Invitation to the Annual General Meeting 2026 | 9 Explanations: Pursuant to article 698 para. 3 item 2 CO and the Articles of Association, the General Meeting is competent for the election or re-election of the members of the Compensation Committee. The re-elections will be carried out individually. 6. Re-election of the Auditors The Board of Directors proposes that KPMG AG be re-elected as the auditors for the financial year 2026. Explanations: Pursuant to article 698 para. 2 item 2 CO and the Articles of Association, the General Meeting is responsible for the election or re-election of the auditors. KPMG AG has reconfirmed its independence required for this mandate. 7. Re-election of the Independent Voting Rights Representative The Board of Directors proposes that Law Office Keller Ltd, Splügenstrasse 8, 8002 Zurich, Switzerland, be re-elected as the Independent Voting Rights Representative for a term of office extending until completion of the next Annual General Meeting. Explanations: Pursuant to article 698 para. 3 item 3 CO and the Articles of Association, the General Meeting is competent for the election or re-election of the Independent Voting Rights Representative. Law Office Keller Ltd has reconfirmed its independence required for this mandate. 8. Compensation of the Board of Directors and the Executive Committee 8.1 Approval of the Maximum Aggregate Amount of Compensation of the Board of Directors The Board of Directors proposes to approve a maximum aggregate amount of compensation of the Board of Directors for the term of office from the 2026 Annual General Meeting to the 2027 Annual General Meeting of CHF 2.1 million. Explanations: Pursuant to article 698 para. 3 item 4 CO and the Articles of Association, the General Meeting is competent for the approval of the maximum aggregate amount of compensation of the Board of Directors. The compensation system of the Board of Directors is explained in detail on pages 187 et seqq. of the Annual Report 2025.

10 | Invitation to the Annual General Meeting 2026 Members of the Board of Directors receive a fixed compensation. The proposed maximum aggregate amount of compensation for the Board of Directors for the period until the next Annual General Meeting is expected to cover the following compensation components: • Board fees, including base fees and committee fees for the Chairman and the other members of the Board of Directors proposed for re-election above. • Social security contributions (excluding employer social security contributions) to be paid (or expected to be paid) by Sunrise pursuant to applicable law. • A reserve amount, which allows for flexibility to accommodate such factors as significant additional workload of Board members, including membership in ad hoc committees, or an increase in social security contributions due to a change of domicile of a member of the Board of Directors or of applicable contribution rates. The actual pay-out, including the split among these components (whose elements and amounts are subject to change), for the upcoming term of office will be disclosed in the compensation report 2026. The members of the Board of Directors receive half of their board fees in Sunrise shares, and may elect to receive the other half of their board fees also in Sunrise shares. 8.2 Approval of the Maximum Aggregate Amount of Compensation of the Executive Committee for Financial Year 2027 The Board of Directors proposes to approve a maximum aggregate amount of compensation of the Executive Committee for the financial year 2027 of CHF 22.0 million. Explanations: Pursuant to article 698 para. 3 item 4 CO and the Articles of Association, the General Meeting is competent for the approval of the maximum aggregate amount of compensation of the Executive Committee. The compensation system of the Executive Committee is explained in detail on pages 191 et seqq. of the Annual Report 2025. Members of the Executive Committee receive compensation packages consisting of a fixed base salary in cash, a performance-related bonus, share-based incentives and other benefits. The proposed maximum aggregate amount of CHF 22.0 million for the financial year 2027 is based on an Executive Committee with nine members including the Chief

Invitation to the Annual General Meeting 2026 | 11 Executive Officer. The proposed maximum aggregate amount is comprised of the following components: • Gross base salaries, estimated pension and social security contributions (excluding employer social security contributions) to be paid (or expected to be paid) by Sunrise pursuant to applicable pension plans and laws and fringe benefits including car allowance and relocation/housing/schooling allowances amounting to CHF 5.5 million in the aggregate. • Performance-related annual bonuses under the annual Short Term Incentive Plan (STIP). The amount of CHF 8.1 million is based on the maximum bonus pay-out of 150% under the applicable STIP and the assumption of a maximum participation level in the below explained Shareholding Incentive Plan (SHIP) 2027. • Grants of Restricted Share Units (RSUs) to the members of the Executive Committee who participate in the SHIP 2027. Members of the Executive Committee may receive up to 100% of their earned annual bonus 2027 in the form of Class A Shares in 2028. In 2028, Sunrise plans to grant the SHIP 2027 participants additional RSUs equal to 12.5% of the gross number of Class A Shares they have elected to receive under the SHIP 2027. All RSUs granted under the SHIP 2027 will vest into Class A Shares in 2029, subject to, among other things, the respective member of the Executive Committee still holding all Class A Shares purchased under the SHIP 2027. • Grants of Performance Share Units (PSUs) under the Long-Term Incentive Plan (LTIP) at a target value at grant amounting to CHF 6.3 million. The PSUs granted in the financial year 2027 will vest into Class A Shares subject to, among other things, the continued service and employment with Sunrise through 2030. The actual number of Class A Shares to be delivered to each member of the Executive Committee will depend on the achievement of predetermined performance criteria in 2027, 2028 and 2029, and ranges from 0 to 1.85 Class A Shares per PSU, with a target vesting ratio of 1 Class A Share per PSU. • A reserve amount of CHF 2.1 million intended to provide flexibility for unknown or unplanned events. For a more complete understanding of the compensation amounts relevant to the financial year 2027, the illustration below also shows the STIP target value at 100% target achievement.

12 | Invitation to the Annual General Meeting 2026 The actual pay-out, including the split among these components (whose elements and amounts are subject to change), for the financial year 2027 will be disclosed in the compensation report 2027. Maximum aggregate amount of compensation of the Executive Committee for financial year 2027 subject to the shareholder vote Reserve CHF 2.1 million LTIP Grant Value CHF 6.3 million STIP Maximum Value (150% target achievement) CHF 8.1 million Annual Base Salary, Pension & Other Benefits CHF 5.5 million STIP Target Value (100% target achievement) CHF 5.4 million CHF 22.0 million 72% of the maximum amount (excluding the reserve) is performance based.

Invitation to the Annual General Meeting 2026 | 13 Documentation and Organisational Matters Documentation This invitation to the Annual General Meeting, the agenda and the proposals of the Board of Directors will be sent to the duly registered shareholders of Sunrise. The Annual Report, including the compensation report, the annual financial statements and the consolidated financial statements for the financial year 2025, the associated reports of the auditors, as well as the non-financial reporting for the financial year 2025 are available to the shareholders on https:// www.sunrise.ch/en/corporate/investorrelations/ reports. The documents relevant for the Annual General Meeting will be published on https://www.sunrise.ch/ en/corporate/investor-relations/eventspresentations. Registration and Participation at the Annual General Meeting Only shareholders entered in the share register of Sunrise with the right to vote on 29 April 2026, 17:00 CEST, will be entitled to participate at the Annual General Meeting. Shareholders intending to personally participate at the Annual General Meeting can request their admission cards using the Application/Proxy Form enclosed with the invitation. Shareholders will only be able to cast their vote for the number of shares registered in the share register with voting rights on 29 April 2026, 17:00 CEST, to the extent they still hold those shares on the start of trading on the SIX Swiss Exchange on 6 May 2026, 8:00 CEST. Shareholders do not need to attend the Annual General Meeting in person to cast their vote. Instead, shareholders may choose to be represented by: • another person, who does not need to be a shareholder; or • Law Office Keller Ltd, Splügenstrasse 8, 8002 Zurich, Switzerland, as Independent Voting Rights Representative. The voting instructions to the Independent Voting Rights Representative must be received no later than 4 May 2026, 23:59 CEST. The Independent Voting Rights Representative votes as instructed by the respective shareholder. To the extent shareholders do not provide specific voting instructions, they instruct the Independent Voting Rights Representative, by signing the Application/ Proxy Form or submitting their voting instructions electronically, to exercise their voting rights in accordance with the proposal of the Board of Directors with regard to the items listed in this invitation. If unannounced motions or new motions with respect to the agenda items or motions set forth in this invitation are put forth before the Annual General Meeting, they instruct the Independent Voting Rights Representative, in the absence of other specific instructions, to exercise their voting rights in

14 | Invitation to the Annual General Meeting 2026 accordance with the recommendation of the Board of Directors. Electronic Proxies and Electronic Voting Instructions to the Independent Voting Rights Representative Shareholders may issue electronic authorisations and instructions to the Independent Voting Rights Representative online at https://www.gvote.ch. The necessary individual login data will be enclosed to the meeting materials to be supplied to each shareholder with voting rights. Shareholders have until 4 May 2026, 23:59 CEST, to issue electronic authorisations and instructions to the Independent Voting Rights Representative or to change any authorisations and instructions they may already have given electronically. Shareholders who have issued electronic authorisations and instructions to the Independent Voting Rights Representative will not be permitted to cast their votes at the Annual General Meeting in person but can attend the Annual General Meeting only as guests. Language The Annual General Meeting will be held partially in German and in English with simultaneous translations into German or English, as applicable. Glattpark, 27 March 2026 For the Board of Directors of Sunrise Communications AG Mike Fries Chairman of the Board of Directors Enclosures: • Application/Proxy Form • Return envelope to Computershare Schweiz AG, Sunrise Communications AG, Postfach, 4601 Olten, Switzerland

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Sunrise Communications AG Thurgauerstrasse 101B, 8152 Glattpark (Opfikon)